Filed by DCB Financial Corp Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DCB Financial Corp

Commission File No.: 0-22387

Date: October 19, 2016

These FAQs were made available to employees of DCB Financial Corp or its wholly-owned subsidiary, The Delaware County Bank & Trust Company (collectively, “DCB”), on October 19, 2016.

DCB Financial Corp Employee FAQ

October 19, 2016

Employee/Benefit Questions

Q: What is the process related to staffing decisions and the timeline for learning if I will have a job with First Commonwealth?

A: Although some specific job duties may change, First Commonwealth anticipates revenue-generating and relationship management positions will continue after closing of the merger, including all retail positions in the branches. Staffing decisions for support positions will be predicated on what First Commonwealth learns in the assessment phase.

We recognize that many DCB employees are dealing with uncertainty during this process, and First Commonwealth has committed to expedite, as much as is practical, its decisions and communication of personnel matters. Please know that any employee whose job is eliminated as a result of the merger will be eligible for severance benefits. Employees facing job loss will be supported with transition services including workshops on résumé writing, job search strategies, interviewing skills and one-on-one job search counseling.

Q: What are First Commonwealth’s severance benefits?

A: In general, full-time employees are eligible to receive two (2) weeks of severance pay for each year of service with a maximum of twenty-six (26) weeks of severance pay, and part-time employees are eligible to receive one (1) week of severance pay for each year of service with a maximum of thirteen (13) weeks of severance pay. First Commonwealth has also agreed to pay DCB employees who are eligible for severance 100% of their accrued and unused vacation pay and 50% of their accrued and unused sick pay. Severance will be paid in a lump sum on the first regular payroll date that is thirty (30) days following the date of such termination of employment, provided that the recipient has executed and not revoked a release of claims at that time. In addition, First Commonwealth has agreed to provide outplacement services for six months following termination.

Q: Will open internal DCB job positions be posted?

A: Until closing DCB and First Commonwealth will continue to operate as separate companies and it is the parties’ intention to have DCB carry on with business as usual. DCB may post certain open positions as needed prior to the closing. Furthermore, First Commonwealth and DCB management will coordinate the posting and processes around open First Commonwealth positions.

Q: Are newly-hired DCB employees still prohibited from applying for internal DCB job posting until they have worked for DCB for six months?

A: No, the ordinary six-month waiting period has been waived.

Q: When will we begin health and welfare benefits with First Commonwealth?

A: You will transition to First Commonwealth’s health and welfare benefit programs either at closing or at a transition date after closing of the merger between DCB and First Commonwealth. Prior to the transition date, your current health and welfare benefits will continue as usual. First Commonwealth is currently reviewing the benefit offering of both companies in order to make the best possible decisions about the timing of the transition of other health and welfare benefits.

Q: Will insurance deductibles already paid by DCB employees be credited toward First Commonwealth deductibles?

A: If DCB employees are transferred to First Commonwealth’s welfare benefit plans during a plan year, First Commonwealth will make efforts to recognize all co-payments, deductibles, and similar expenses paid by DCB employees prior to closing for purposes of satisfying First Commonwealth’s deductible and co-payment limitations under its benefit plans.

Q: After the closing, will DCB employees keep our seniority from DCB?

A: Yes. Your years of service at DCB will carry over to First Commonwealth for purposes of participation in First Commonwealth’s employee benefits programs to the extent applicable.

Q: What happens to our unused and earned vacation and sick days?

A: As part of the integration process First Commonwealth will determine the best way to transition DCB employees to the First Commonwealth paid time off program, ensuring it is done in a fair and appropriate way. First Commonwealth anticipates that DCB employees who remain with First Commonwealth will carry over a predetermined amount of sick and vacation time to First Commonwealth for the remainder of 2017. Beginning in 2018, DCB employees will accrue and use paid time off in accordance with First Commonwealth’s policy.

Q: What will happen to the DCB 401(k)?

A: First Commonwealth currently expects that the DCB 401(k) plan will be terminated immediately prior to the effective date of the merger between DCB and First Commonwealth. At the termination of the plan, all participants will become fully vested in their account balances. Termination of the DCB 401(k) process may take several months. Once the IRS approves the termination of the plan, you will have the option to roll your balance over to another qualified retirement plan, an IRA or into the First Commonwealth 401(k) plan (provided, however, to roll into First Commonwealth’s 401(k) plan, you must be an active employee of First Commonwealth at that time).

Q: What happens to the DCB stock in our 401(k) accounts?

A: All DCB stock will be converted into the right to receive 1.427 shares of First Commonwealth common stock or a cash payment of $14.50, depending on which option is elected by the 401(k) plan trustee and the availability of that election. More information regarding the treatment of the DCB stock fund will be disclosed as it becomes available.

Q: When will 2016 bonuses be paid?

A: DCB is permitted to pay bonuses in December 2016 based on the company’s projected results for the full calendar year, subject to the discretion and approval of DCB’s compensation committee. Any payment in 2016 would be taxable income for 2016.

Q: What happens to granted stock options?

A: Stock options will be cancelled at closing and the holder of each such stock option will receive a cash payment which is determined by a formula that takes First Commonwealth’s stock price (computed by taking the average closing price for the five days preceding closing) and multiplying the stock price by 1.427, and then subtracting the exercise price of the stock option. Option holders will receive the resulting positive difference, if any, multiplied by the number of shares that were eligible to be purchased under the option. Vested options remain exercisable pursuant to their terms until closing (unless such options expire prior to closing in accordance with their terms). Unvested options fully vest on the closing date.

Q: What happens to restricted stock?

A: DCB restricted common shares will vest in full at closing and each share will be eligible to receive 1.427 shares of First Commonwealth common stock or a cash payment of $14.50, depending on which option is elected by the shareholder and subject to the same proration provisions applicable to all shareholders to ensure that the aggregate consideration paid by First Commonwealth is 80% stock and 20% cash. Prior to closing, restricted stock will continue to vest in accordance with the vesting schedule of the restricted stock.

Branch Questions

Q: Will all current DCB locations remain open?

A: First Commonwealth will decide which DCB locations that it will operate, however, the current plan is for all thirteen DCB locations to remain open.

Q: Disclosures use the word “acquisition,” what is the difference between an acquisition and a merger?

A: The terms are interchangeable in this context.

Q: Will First Commonwealth keep the “Delaware County Bank” name?

A: The DCB branches will continue to operate under the name “Delaware County Bank” until such time as First Commonwealth converts such branches to First Commonwealth branches following the merger of DCB and First Commonwealth. After such conversion, the branches will be rebranded as “First Commonwealth Bank.”

Q: When will the shareholder meeting be held to vote on the transaction?

A: DCB shareholders will be required to vote on the approval of the transaction. DCB has not determined the time of this shareholder meeting, however, DCB is required to provide notice to the shareholders of any shareholder meetings.

Q: What is First Commonwealth’s presence in Ohio?

A: First Commonwealth operates four branches in the Columbus area and is purchasing thirteen (13) additional branches in Northeast Ohio in early December. First Commonwealth also operates a commercial loan production office in Cleveland and mortgage loan production offices in Stow (near Akron) and Dublin.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

First Commonwealth Financial Corporation and DCB Financial Corp will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE SHAREHOLDERS OF DCB FINANCIAL CORP ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents First Commonwealth Financial Corporation and DCB Financial Corp have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents First Commonwealth Financial Corporation has filed with the SEC by contacting Matthew C. Tomb, Chief Risk Officer and General Counsel, First Commonwealth Financial Corporation, 601 Philadelphia Street, Indiana, PA 15701, telephone: (800) 711-2265; and may obtain free copies of the documents DCB Financial Corp has filed with the SEC by contacting J. Daniel Mohr, Chief Financial Officer, DCB Financial Corp, 110 Riverbend Avenue, Lewis Center, Ohio 43035, telephone: (740) 657-7510.

DCB Financial Corp and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of DCB Financial Corp in connection with the proposed merger. Information concerning such participants’ ownership of DCB Financial Corp common shares will be set forth in the proxy statement/prospectus relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.